EXHIBIT 3

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-     )

Filings Under the Public Utility Holding Company Act of 1935 ("Act")

_________ __, 1997

         Notice is hereby given that the following filings(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendment(s) thereto is/are available for public inspection through the Commission's Office of Public Reference.
         Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by __________ __, 1997, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the addresses specified below. Proof of service (by affidavit, or, in case of any attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice of order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.


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Central and South West Corporation (File No. 70-____)
         Central and South West Corporation ("CSW"), a Delaware corporation and a registered holding company under the Act and its subsidiary companies Central Power and Light Company ("CPL"), Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCO"), West Texas Utilities Company ("WTU") and Central and South West Services, Inc. ("CSWS"), each referred to as a "Subsidiary" and collectively referred to as the "Subsidiaries", have filed an application-declaration under Sections 6(a), 7, 9(a), 10, 12(b) and 12(f) of the Act and Rules 43, 45 and 52 thereunder.
          CSW and the Subsidiaries (the "Applicants") are seeking authorization for the period beginning with the effective date of an order issued in this proceeding through December 31, 2002 (the "Authorization Period") for the financing plan (the "Financing Plan") described below. The application-declaration (the "Application") is an omnibus type filing which seeks authority for the Applicants to issue the securities and engage in the financing transactions pursuant to the requested authority in lieu of filing separate applications for individual financing transactions.
         The Application seeks to consolidate in one filing a substantial portion of the financing authorizations expected to be requested by the Applicants over a five year period. The requested authority is similar in concept to the authorization for shelf registration statements permitted under Rule 415 promulgated under the Securities Act of 1933, as amended ("1933 Act"). The Application is for system-wide financing authority and therefore does not set forth specific terms for the individual components of the Financing Plan. Even though the terms of specific financings are not discussed in the
Application, the Applicants propose to continue to finance from time to time based on capital budgets and estimates of other financing needs as they have in the past. An underlying assumption of the Application is that as long as the Applicants maintain a solid financial base, as demonstrated by ratings of a nationally recognized statistical rating organization ("NRSRO"), they should be allowed broad discretion with respect to financing activities. The Applicants therefore propose to enter into financial transactions designed to maintain an appropriate capital structure for investment grade long-term ratings as established by an NRSRO. This flexibility would allow the Applicants to more easily take advantage of favorable market conditions, making them more competitive with companies that are not subject to the jurisdiction of the Act.
         The authorization requested relates to issuances of common stock, including common stock issued upon the exercise of convertible debt or pursuant to rights, options, warrants or similar securities, preferred stock, tax advantaged preferred securities, first mortgage bonds, pollution control revenue bonds, debentures, notes (secured and unsecured), medium-term notes, convertible debt, other forms of indebtedness and borrowings pursuant to credit agreements ("Credit Agreements") with banks and other financial institutions, in each case not subject to Rule 52. Each Applicant requests authority to issue and sell these securities or enter into Credit Agreements without additional prior Commission approval if the Applicant is within the parameters discussed below under the heading "Parameters For Authorization." The provisions of the securities, Credit Agreements and related instruments would be determined at the time of the sale of securities or the execution of Credit Agreements and, with respect to first mortgage bonds or preferred stock, would not be limited by any of the SEC's "statements of policy" with respect thereto. To the extent that the terms of any securities proposed to be issued and sold pursuant to an authorization granted in this proceeding may conflict with the statements of policy, request is made for authority to deviate therefrom.
         The proceeds from external financing transactions, including the issuance and sale of securities and borrowings under Credit Agreements, by the Applicants will be added to their respective treasuries and subsequently used principally (i) to finance capital expenditures, (ii) to acquire, retire, or redeem securities of which CSW or the Subsidiaries are the issuer, (iii) to repay outstanding short-term borrowings, (iv) to provide working capital and/or
(v) for other general corporate purposes, without the need for prior SEC approval, pursuant to Rule 42 or a successor rule.
         Proceeds obtained from financings authorized hereunder will not be used for the purpose of investing in either an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO") as defined in Sections 32 and 33 of the Act, respectively.
         The  Applicants  state  that the  Application  is  consistent  with the recommendation of the staff of the Division of Investment Management that the SEC modernize its administration of the Act, particularly with respect to financing authorizations, in order to "reduce significantly the number of applications requiring SEC approval and to provide more flexibility for registered holding companies and their subsidiaries" (Division of Investment Management, The Regulation of Public-Utility Holding Companies (June 1995) (the "1995 Report") at 50) by issuing "orders covering blocks of securities to be sold at one time or from time to time over a period of up to five years." (1995 Report at 54). The shelf approach is designed to give the Applicants flexibility that will allow them to respond quickly and efficiently to financing needs and to changes in market conditions, which, in turn, should make them more competitive with utility and energy companies that are not subject to the jurisdiction of the Act. The Applicants further state that at the same time, the Commission will continue to have oversight over financings by the Applicants through their regular disclosures under the 1933 Act and the Securities Exchange Act of 1934, as amended (the "1934 Act"), and through the notification system established pursuant to the Application. Finally, the Applicants contend that the Application is consistent with prior Commission precedent. Parameters of Authorization
         The Applicants request authority to engage in financing transactions for which the specific terms and conditions are not currently known, subject to certain conditions concerning the financial condition of the Applicants. The general conditions for financing without further prior approval are set forth below.
         CSW System Investment Grade Debt. With respect to financings at the Subsidiary level only, the Subsidiaries seek authority to engage in financing activities described in the Application as long as the long-term debt ratings of the Subsidiary seeking to issue securities or enter into Credit Agreements are investment grade as established by an NRSRO (as that term is used in Rule 15c3-1(c)(2)(vi)(F) under the 1934 Act). The Subsidiaries will at all times during the Authorization Period strive to maintain a capital structure sufficient to maintain investment grade long-term debt ratings.
         Effective Cost of Money on Debt Securities and Borrowings under Credit Agreements. The effective cost of money on debt securities issued pursuant to the Application will not exceed the greater of (i) 300 basis points over comparable term U.S. Treasury securities, or (ii) a gross spread over such
Treasury securities which is consistent with comparable investment grade securities. The effective cost of money for borrowings under Credit Agreements will not exceed the greater of (i) the prime rate plus 300 basis points, or (ii) the rate of interest for comparable investment grade credits prevailing in the market on the date of borrowing.
         Effective Cost of Money on Other Approved Securities. The effective cost of money on preferred stock and other fixed income oriented securities will not exceed the greater of (i) 500 basis points over 30 year term U.S. Treasury securities, or (ii) a gross spread over such Treasury securities which is consistent with comparable investment grade securities.
          Maturity of Debt. The maturity of debt securities will not exceed 100 years. Issuance Expenses. The underwriting fees, commissions, or other similar expenses paid in connection with the issue, sale or distribution of a security pursuant to the Application will not exceed 5% of the principal or total amount of the financing.
         Aggregate Dollar Limit. The aggregate amount of outstanding external financing effected by the Applicants pursuant to the authorization requested hereunder during the Authorization Period, other than the refunding of outstanding securities which will not be limited, will not exceed $2 billion. For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                   Jonathan G. Katz
                                   Secretary